Mail Stop 4561

February 25, 2010

William D. Green, CEO
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

> **Re:** **Accenture plc**
> **Form 10-K for Fiscal Year Ended August 31, 2009**
> **Filed October 19, 2009**
> **File No. 001-34448**
>
> **Accenture SCA**
> **Form 10-K for Fiscal Year Ended August 31, 2009**
> **Filed October 19, 2009**
> **File No. 000-49713**

Dear Mr. Green:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief